SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30590; 812-14096]

BofA Funds Series Trust, et al., Notice of Application

July 3, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under sections 6(c) and 17(b) of the Investment

Company Act of 1940 (the "Act") for an exemption from section 17(a) of the Act.

Applicants: BofA Advisors, LLC (together with any successor,[1] the "Advisor"),[2] BofA Funds

Series Trust ("Trust" and each series of the Trust, a "Current Fund," and collectively, the

"Current Funds"),[3] any existing or future registered management investment companies and their

series that are advised or subadvised by the Advisor ("Future Funds," Future Funds and Current

Funds are collectively the "Funds"),[4] and Merrill Lynch, Pierce, Fenner & Smith Incorporated

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[1]   The term "successor" is limited to an entity that results from a reorganization into another jurisdiction, a change in the type of business organization or a combination, consolidation or reorganization of any of the entities referred to above, including any such combination, consolidation or reorganization effected through the use of a "shell" entity controlled by any of the foregoing entities, provided that such combination, consolidation or reorganization does not result in a change of direct or indirect control of such entity.

[2]   For purposes of the relief sought by the Applicants, the term "Advisor" also includes any other existing or future investment adviser registered under the Investment Advisers Act of 1940 ("Advisers Act") which controls, is controlled by, or is under common control with (as defined in Section 2(a)(9) of the Act) the Advisor. Any Advisor that currently intends to rely on the requested order is named as an Applicant in this Application. Any other Advisor that relies on the order in the future will comply with the terms and conditions of the application.

[3]   The Trust offers eleven series: BofA Cash Reserves, BofA Money Market Reserves, BofA Treasury Reserves, BofA Government Reserves, BofA Government Plus Reserves, BofA Tax-Exempt Reserves, BofA Municipal Reserves, BofA California Tax-Exempt Reserves, BofA New York Tax-Exempt Reserves, BofA Connecticut Municipal Reserves and BofA Massachusetts Municipal Reserves.

[4]   Any Fund that currently intends to rely on the requested order is named as an applicant in the application. Any Future Fund that relies on the order in the future will comply with the terms and conditions of the application.

(together with any successor, "MLPF&S"). All the Funds are money market funds subject to rule 2a-7 under the Act.

Summary of Application: Applicants request an order to permit the Funds to engage in principal transactions in certain tax-exempt money market instruments with MLPF&S.

Filing Dates: The application was filed on November 19, 2012, and amended on May 14, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on July 29, 2013, and should be accompanied by proof of service on the applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: c/o Robert M. Kurucza, Esq., Goodwin Procter LLP, 901 New York Avenue, NW, Washington, D.C. 20001.

For Further Information Contact: Emerson S. Davis, Senior Counsel, (202) 551-6868 or Daniele Marchesani, Branch Chief, (202) 551-6821 (Division of Investment Management, Exemptive Applications Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust, an open-end management company registered under the Act, is organized as a Delaware statutory trust and is comprised of eleven series that are Funds. The Advisor, an investment adviser registered under the Advisers Act, is a direct wholly-owned subsidiary of BofA Global Capital Management Group, LLC, which is a direct wholly-owned subsidiary of Bank of America, which in turn is an indirect, wholly-owned banking subsidiary of Bank of America Corporation ("BAC"). Each Fund has an investment advisory agreement with the Advisor pursuant to which the Advisor provides investment advisory and management services. MLPF&S, a broker-dealer registered under the Securities Exchange Act of 1934, provides retail brokerage customer services and operates as a full service investment banking firm with a broad range of investment banking services, among which are the public underwriting and private placement of equity and debt securities, including a wide variety of Tax-Exempt Money Market Instruments (as defined below). MLPF&S is a wholly-owned subsidiary of Merrill Lynch & Co. ("ML&Co"), which is a wholly-owned subsidiary of BAC.

2.   Applicants state that the Advisor and MLPF&S are functionally independent of each other and operate as completely separate entities. While MLPF&S and the Advisor could be deemed second-tier affiliates through their relationship with BAC, each entity has its own separate directors, officers and employees, is separately capitalized, maintains its own books and records and operates on different sides of walls of separation with respect to the Funds and Tax-Exempt Money Market Instruments. The Advisor also maintains offices physically separate from MLPF&S.

3.   Investment decisions for the Funds are determined solely by the Advisor. The portfolio managers and other employees that are responsible for the investment of the Funds are

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employed solely by the Advisor, and not MLPF&S, and have lines of reporting responsibility

solely within the Advisor. The compensation of persons employed by the Advisor will not

depend on the volume or nature of trades with MLPF&S, except to the extent that such trades

may affect the profits and losses of BAC and its affiliates as a whole and such trades affect the

investment performance of a Fund.

4.   As used in the application, the term "Tax-Exempt Money Market Instruments"

refers to tax-exempt securities which are eligible for purchase by money market funds under rule

2a-7, including conventional municipal notes, tax-exempt commercial paper, and variable rate

demand bonds. The term "Tax-Exempt Money Market Instruments" does not include

"Government Securities" as defined under Section 2(a)(16) of the Investment Company Act.

Each Fund is able to invest in Tax-Exempt Money Market Instruments under its investment

objectives and policies.

5.   Trading in Tax-Exempt Money Market Instruments generally takes place in over-

the-counter markets consisting of groups of dealers who are primarily major securities firms or

large banks. The tax-exempt money market consists of an extensive telephonic and electronic

communications network among buyers and sellers, which generally precludes being able to

obtain a single market price for a given instrument at any given time. Applicants state that the

money market for Tax-Exempt Money Market Instruments tends to be somewhat segmented.

The markets for the different types of instruments will vary in terms of price, volatility, liquidity

and availability. With respect to any given type of security or instrument, there may be only a

few dealers who can be expected to have the security in inventory and be in a position to quote a

purchase and sale price that is the best price. Applicants also state that different dealers may

quote different prices with respect to the same type of instrument because of differing outlooks on future yields, to adjust their inventory or because of competitive pressure to meet other dealers' quotes.

6.   MLPF&S is one of the world's largest dealers in Tax-Exempt Money Market Instruments, being a major participant in both the primary new issue, and in the secondary dealer, tax-exempt money markets. During the period January 1, 2013, to April 6, 2013, MLPF&S underwrote approximately $547 million in new issues of municipal notes, acting as senior manager, and its market share in the municipal 2013 new issue note market as of April 6, 2013, was estimated to be approximately 11.4%, acting as lead manager. At April 10, 2013, MLPF&S acted as dealer for tax-exempt commercial papers programs in an authorized amount of approximately $20.5 billion. MLPF&S's market share in the tax-exempt commercial paper market was estimated by the Advisor to be 18.4% as of December 31, 2012. MLPF&S estimates that its market share in the new issue market for variable rate demand bonds was 16.5% for the period January 1, 2013, through April 6, 2013. During the period January 1, 2013, to April 11, 2013, MLPF&S underwrote approximately $265.1 million in new issues of variable rate demand bonds as senior manager. MLPF&S acted as remarketing agent for approximately $43.4 billion of variable rate demand bonds as of March 31, 2013, with a market share of approximately 18.8%. MLPF&S is the remarketing agent for approximately $3.5 billion of put bonds outstanding as of April 11, 2013.

7.   Subject to the general supervision of the board of trustees of the Funds ("Board"), the Advisor is responsible for portfolio investment decisions and for the placement of portfolio transactions. The Funds have no obligation to deal with any dealer or group of dealers in the execution of their portfolio transactions. When placing orders, the Advisor must attempt to obtain the best net price and the most favorable execution of its orders. In doing so, it takes into

account such factors as price, the size, type and difficulty of the transaction involved and the dealer's general execution and operational facilities. The transaction costs of the Funds with respect to Tax-Exempt Money Market Instruments consist primarily of dealer or underwriter spreads. Spreads for Tax-Exempt Money Market Instruments typically are not greater than 5 basis points (0.05%), but are subject to variations based on the type of instruments or the occurrence of turbulent market conditions.

Applicants' Legal Analysis:

1.   Applicants request an order pursuant to sections 6(c) and 17(b) of the Act exempting certain transactions from the provisions of section 17(a) of the Act to permit MLPF&S, acting as principal, to sell or purchase Tax-Exempt Money Market Instruments to or from the Funds, subject to the conditions set forth below.

2.   Section 17(a) of the Act generally prohibits an affiliated person or principal underwriter of a registered investment company, or any affiliated person of that person ("second-tier affiliate"), acting as principal, from selling to or purchasing from the registered company, or any company controlled by the registered company, any security or other property. Because BAC owns ML&Co, which in turn, owns MLPF&S, ML&Co and MLPF&S could both be deemed to be "affiliated persons" of the Advisor, in which case the Funds and MLPF&S could be deemed second-tier affiliates, and the Funds could be prohibited from conducting portfolio transactions with MLPF&S in transactions in which MLPF&S acts as principal.

3.   Section 17(b) of the Act provides that the Commission, upon application, may exempt a transaction from the provisions of section 17(a) if evidence establishes that the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair, and do not involve overreaching on the part of any person concerned, and that the proposed transaction

is consistent with the policy of the registered investment company concerned and with the general purposes of the Act. Section 6(c) provides that the Commission may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

4.   Applicants note the following in support of the requested relief:

(a)   With over $10.4 billion invested in Tax-Exempt Money Market Instruments, the Funds have an ongoing need for access to significant quantities of high quality Tax-Exempt Money Market Instruments. The Funds and the Advisor believe that access to a major dealer as MLPF&S in this market increases the Funds' ability to obtain suitable portfolio securities.

(b)   The policy of the Funds, which is to invest in securities with short maturities, combined with the active portfolio management techniques employed by the Advisor, results in a high level of portfolio activity and the need to make numerous purchases and sales of Tax-Exempt Money Market Instruments. This high level of portfolio activity emphasizes the importance of increasing opportunities to obtain suitable portfolio securities and best price and execution.

(c)   The tax-exempt money market is highly competitive and maintaining a dealer as prominent as MLPF&S in the pool of dealers with which the Funds could conduct principal transactions may provide the Funds with improved opportunities to purchase and sell Tax-Exempt Money Market Instruments, including those not available from any other source.

(d)   MLPF&S is such a major participant in the tax-exempt money market that removing constraints on the ability of the Funds to conduct principal transactions with MLPF&S would enhance the Funds' ability to obtain best price and execution even when the Funds trade with unaffiliated dealers.

5. Applicants believe that the requested order will provide the Funds with fuller access to the primary and secondary market for Tax-Exempt Money Market Instruments to better ensure the availability of suitable portfolio securities and best price and execution of portfolio trades. The Funds submit that such transactions are consistent with the policies of the Funds as recited in their registration statements and reports filed under the Investment Company Act. The Applicants also submit that the procedures to be followed with respect to principal transactions with MLPF&S are structured in such a way as to ensure that the terms of such transactions will be in all instances reasonable and fair and will not involve overreaching on the part of any person concerned and that such exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions[5]:

1. The exemption shall be applicable to principal transactions in the secondary market and primary or secondary fixed and variable rate dealer offerings not made pursuant to underwriting syndicates. Principal purchase or sale transactions pursuant to the requested order will be conducted only in Tax-Exempt Money Market Instruments that are *First Tier Securities*. Notwithstanding the foregoing, if a Fund purchases a Tax-Exempt Money Market Instrument meeting the above requirements from MLPF&S and, subsequent to such purchase, the security becomes no longer a *First Tier Security*, the Fund may sell the security to MLPF&S

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[5] Italicized terms are defined as set forth in paragraph (a) of rule 2a-7 under the Act.

in a manner consistent with the requirements of Rule 2a-7(c)(7)(i)(B). Additionally:

(a)   The exemption shall not apply to an *Unrated Security*.

(b)   The exemption shall not apply to any purchase or sale of any security issued by ML&Co., BAC or any affiliated person of ML&Co. or BAC or to any security subject to a *Demand Feature* or *Guarantee* issued by ML&Co., BAC or any affiliated person of ML&Co. or BAC. For purposes of this requirement, ML&Co., BAC or any affiliated person of ML&Co. or BAC will not be considered to be the issuer of a *Demand Feature* or *Guarantee* solely by reason of the fact that MLPF&S or an affiliate thereof serves as a remarketing agent for a Tax-Exempt Money Market Instrument.

2.   The Advisor (unless the Board decides that the Fund should make these determinations) will determine with respect to each principal transaction conducted by a Fund pursuant to the order, based upon the information reasonably available to the Funds and the Advisor, that the price available from MLPF&S for each Tax-Exempt Money Market Instrument other than a variable rate demand bond is at least as favorable to the Fund as the prices obtained from two other dealers in connection with securities falling within the same category of instrument, quality and maturity (but not necessarily the identical security or issuer) ("price test"). In the case of variable rate demand bonds, for which dealer prices are not ordinarily available, the Funds will only undertake purchases and sales where the rate of interest to be earned from the variable rate demand bond in a purchase, or price to be received in a sale, is at least equal to that of variable rate demand bonds of comparable quality from other dealers. Neither ML&Co., BAC nor any other affiliate thereof (other than the Advisor) will have any involvement with respect to proposed transactions between the Funds and MLPF&S and, except to the extent set forth in Condition 6(e) below, will not attempt to influence or control in

any way the placing by the Funds or the Advisor of orders with MLPF&S.

3. Before any principal transaction may be conducted pursuant to the order, the Advisor or a Fund must obtain such information as it deems reasonably necessary to determine that the price test (as defined in Condition (2) above) has been satisfied. In the case of each purchase or sale of a Tax-Exempt Money Market Instrument other than a variable rate demand bond, the Advisor or a Fund must make and document a good faith determination with respect to compliance with the price test based on current price information obtained through the contemporaneous solicitation of bona fide prices in connection with securities falling within the same category of instrument, quality and maturity (but not necessarily the identical security or issuer). With respect to variable rate demand bonds, information on the rate of interest or price of bonds of comparable quality shall be solicited during the same trading day. With respect to prospective purchases of securities by a Fund, the dealer firms from which prices or interest rates are solicited must be those who have securities of the categories and the types desired in their inventories, or who otherwise have access to Tax-Exempt Money Market Instruments of the categories and types desired, and who are in a position to quote favorable prices or interest rates with respect thereto. With respect to the prospective sale of securities by a Fund, these dealer firms must be those who, in the experience of the Funds and the Advisor, are in a position to quote favorable prices.

4. Principal transactions in Tax-Exempt Money Market Instruments conducted by a Fund pursuant to the order, and principal transactions in taxable money market instruments other than repurchase agreements conducted by a Fund pursuant to the Taxable Order, shall be limited to no more than (a) 25% of the direct or indirect purchases or 25% of the direct or indirect sales, as the case may be, conducted by that Fund of *Eligible Securities* other than repurchase

agreements and (b) 25% of the purchases or sales, as the case may be, by MLPF&S of *Eligible Securities* other than repurchase agreements. Principal transactions in Tax-Exempt Money Market Instruments conducted by each Fund pursuant to the order, shall be limited to no more than an aggregate of 20% of the direct or indirect purchases and 20% of the direct or indirect sales of Tax-Exempt Money Market Instruments by that Fund. These limits shall be measured on an annual basis (the fiscal year of each Fund) and shall be computed using the dollar volume of transactions.

5.   MLPF&S's dealer spread regarding any transaction with the Funds pursuant to the order will be no greater than its customary dealer spread on similar transactions (with unaffiliated parties) of a similar size during a comparable time period. Its customary dealer spread also will be consistent with the average or standard spread charged by dealers in Tax-Exempt Money Market Instruments of a similar type and transaction size.

6.   The Advisor, on the one hand, and MLPF&S, on the other, will operate on different sides of appropriate walls of separation with respect to the Funds and the Tax-Exempt Money Market Instruments. The walls of separation will include all of the following characteristics, and such others that MLPF&S and the Advisor consider reasonable to facilitate the factual independence of the Advisor from MLPF&S:

(a)   The Advisor will maintain offices physically separate from those of MLPF&S.

(b)   The compensation of persons assigned to the Advisor (*i.e.*, executive, administrative or investment personnel) will not depend on the volume or nature of trades effected by the Advisor for the Funds with MLPF&S under the exemption, except to the extent that such trades may affect the profits and losses of BAC and its affiliates as a whole or to the extent that such trades affect the investment performance of a Fund.

(c)   MLPF&S will not compensate the Advisor based upon its profits or losses on transactions conducted pursuant to the exemption, provided that the allocation of the profits by BAC to its shareholders and the determination of general firm-wide compensation of officers and employees, will be unaffected by this undertaking.

(d)   Personnel employed by the Advisor's investment advisory operations on behalf of the Funds will be exclusively devoted to the investment advisory businesses and affairs of the Advisor and the businesses of its affiliates (other than MLPF&S), and have lines of reporting solely within the Advisor or its affiliates (other than MLPF&S). The personnel assigned to the Advisor's investment advisory operations that are also involved with the business of other affiliates have absolutely no function or responsibility with respect to MLPF&S.

(e)   Personnel assigned to MLPF&S will not participate in the decision-making process for or otherwise seek to influence the Advisor other than in the normal course of sales and dealer activities of the same nature as are simultaneously being carried out with respect to nonaffiliated institutional clients. The Advisor, on the one hand, and MLPF&S, on the other, may nonetheless maintain affiliations other than with respect to the Funds, and in addition with respect to the Funds as follows:

(i)   The Advisor's personnel may rely on research, including credit analysis and reports prepared internally by various subsidiaries and divisions of MLPF&S.

(ii)   Certain senior executives of BAC with responsibility for overseeing operations of various divisions, subsidiaries and affiliates of BAC are not precluded from exercising those functions over the Advisor because they oversee MLPF&S, as well; provided that such persons shall not have any involvement with respect to proposed transactions pursuant to the exemption and will not in any way attempt to influence or control the placing by the Funds or the Advisor of orders in respect of *Eligible Securities* with MLPF&S.

      7.   The Funds and the Advisor will maintain such records with respect to those transactions conducted pursuant to the exemption as may be necessary to confirm compliance with the conditions to the requested relief. To this end, each Fund shall maintain the following:

      (a)   An itemized daily record of all purchases and sales of securities pursuant to the exemption, showing for each transaction the following: (i) the name and quantity of securities; (ii) the unit purchase or sale price; (iii) the time and date of the transaction; and (iv) whether the security was a *First Tier Security*. For each transaction (other than variable rate demand bonds), these records shall document two quotations received from other dealers for securities falling within the same category of instrument, quality and maturity; including the following: (i) the names of the dealers; (ii) the names of the securities; (iii) the prices quoted; (iv) the times and dates the quotations were received; and (v) whether such securities were *First Tier Securities*. In the case of variable rate demand bonds, the Fund shall maintain the same records except that the rates of return quoted will be substituted for the prices quoted.

      (b)   Records sufficient to verify compliance with the volume limitations contained in Condition (4) above. MLPF&S will provide the Funds with all records and information necessary to implement this requirement.

The records required by this Condition (7) will be maintained and preserved in the same manner as records required under Rule 31a-1(b)(1) under the Investment Company Act.

      8.   The compliance departments of MLPF&S and the Advisor will prepare and administer guidelines, which will be reviewed by the legal departments of MLPF&S and the Advisor, for personnel of MLPF&S and the Advisor, respectively, to make certain that transactions conducted pursuant to the order comply with the conditions set forth in the order and

that the parties generally maintain arm's-length relationships. In the training of MLPF&S's personnel, particular emphasis will be placed upon the fact that the Funds are to receive rates as favorable as other institutional purchasers buying the same quantities. The compliance departments will periodically monitor the activities of MLPF&S and the Advisor to make certain that the conditions set forth in the order are adhered to.

9.   The audit committee of the Funds or another committee, which is comprised of Independent Trustees (as defined below) (the "Audit Committee"), will approve, periodically review, and update as necessary, guidelines for the Funds and the Advisor that are reasonably designed to make certain that the transactions conducted pursuant to the exemption comply with the conditions set forth herein and that the above procedures are followed in all respects. The Audit Committee will periodically monitor the activities of the Funds and the Advisor in this regard to ensure that these goals are being accomplished.

10.   The Board, including a majority of the members of the Board that are not "interested persons" as defined in section 2(a)(9) of the Act ("Independent Trustees"), will have approved each Fund's participation in transactions conducted pursuant to the exemption and determined that such participation by the Fund is in the best interests of the Fund and its shareholders. The minutes of the meeting of the Board at which this approval was given must reflect in detail the reasons for the Board's determination. The Board will review no less frequently than annually each Fund's participation in transactions conducted pursuant to the exemption during the prior year and determine whether the Fund's participation in such transactions continues to be in the best interests of the Fund and its shareholders. Such review will include (but not be limited to) (a) a comparison of the volume of transactions in each type of security conducted pursuant to the exemption to the market presence of MLPF&S in the market

for that type of security, which market data may be based on good faith estimates to the extent that current formal data is not reasonably available, and (b) a determination that the Funds are maintaining appropriate trading relationships with other sources for each type of security to ensure that there are appropriate sources for the quotations required by Condition 3. The minutes of the meetings of the Board at which these determinations are made will reflect in detail the reasons for the Board's determinations.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary